ExlService Holdings, Inc.

280 Park Avenue, 38th Floor

New York, New York 10017

January 15, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549-7010

ExlService Holdings, Inc.

Registration Statement on Form S-3 (File No. 333-162335)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-3 (the “Registration Statement”) relating to the registration of up to $200,000,000 aggregate initial offering price of common stock, preferred stock, debt securities, depositary shares, warrants, rights, purchase contracts and units of ExlService Holdings, Inc. (the “Company”) be accelerated to January 20, 2010 at 11:00 a.m. Eastern Time or as soon thereafter as may be practicable.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact the undersigned at (212) 277-7100.

Very truly yours,

By:	/s/ Amit Shashank, Esq.
Amit Shashank, Esq. Vice President, General Counsel & Secretary